UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 2, 2015

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on October 2, 2015:

Milan (Italy), October 2, 2015 — Notice is hereby provided that the required Form 3F under CONSOB Regulation no. 11971/1999 was filed today by Luxottica Group S.p.A. to disclose the transactions set forth below which were executed during the month of September 2015 in order to enhance the market liquidity of Luxottica Group’s ordinary shares. These transactions were carried out on the Mercato Telematico Azionario (MTA), organized and managed by Borsa Italiana S.p.A. in compliance with CONSOB’s market practices permitted under resolution no. 16839 adopted on March 19, 2009 regarding activity to support market liquidity.

The Form in Italian is available on the Company’s website (www.luxottica.com) under the Company/Investors/Shareholding/Liquidity-Enhancement section and on the authorized central storage platform eMarket Storage at www.emarketstorage.com.

Trade date	Market	Type of Transaction (Purchase/Sale)	Luxottica Group Shares Quantity	Currency	Average Price	Number of trades
September 1, 2015	MTA	Purchase	24,732	Euro	59.13	73
September 2, 2015	MTA	Purchase	1,618	Euro	58.73	2
September 2, 2015	MTA	Sale	25,670	Euro	59.63	54
September 3, 2015	MTA	Purchase	950	Euro	59.50	3
September 3, 2015	MTA	Sale	31,350	Euro	60.65	96
September 4, 2015	MTA	Purchase	27,550	Euro	59,97	71
September 7, 2015	MTA	Purchase	4,220	Euro	59.49	14
September 7, 2015	MTA	Sale	2,850	Euro	59.85	4
September 8, 2015	MTA	Sale	4,750	Euro	60.97	12
September 9, 2015	MTA	Sale	14,250	Euro	61,70	32
September 10, 2015	MTA	Purchase	4,750	Euro	60,17	10
September 11, 2015	MTA	Purchase	9,921	Euro	59.96	29
September 11, 2015	MTA	Sale	1,900	Euro	61.40	2
September 14, 2015	MTA	Purchase	11,929	Euro	59.68	20
September 15, 2015	MTA	Purchase	3,800	Euro	59,01	9
September 16, 2015	MTA	Sale	3,800	Euro	60.56	13
September 17, 2015	MTA	Purchase	1,900	Euro	59.98	3
September 17, 2015	MTA	Sale	2,850	Euro	60.80	6
September 18, 2015	MTA	Purchase	18,850	Euro	59,25	47
September 21, 2015	MTA	Sale	19,950	Euro	60.54	35
September 22, 2015	MTA	Purchase	20,900	Euro	59.76	52
September 23, 2015	MTA	Purchase	6,650	Euro	59.76	19
September 23, 2015	MTA	Sale	6,650	Euro	60.32	17
September 24, 2015	MTA	Purchase	20,883	Euro	58.45	46
September 25, 2015	MTA	Sale	28,928	Euro	60.52	88
September 28, 2015	MTA	Purchase	15,850	Euro	60.27	33
September 28, 2015	MTA	Sale	3,800	Euro	60.80	8
September 29, 2015	MTA	Purchase	5,700	Euro	59.08	10
September 29, 2015	MTA	Sale	5,700	Euro	59.75	10
September 30, 2015	MTA	Sale	50,772	Euro	61.63	72

September 2015  Summary

Purchase/Sale	Luxottica Group Shares Total Quantity	Total Number of Transactions
Purchases	180,203	441

Sales	203,220	449

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

www.luxottica.com/en/company/investors

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: October 2, 2015		MICHAEL A. BOXER
Group General Counsel